Danske Bank

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 København K
Tel. +45 45 14 57 01

September 26, 2008

Announcement No. 24/2008

Danske Bank's exposure to Lehman Brothers

Danske Bank has now wound up and netted its exposure to Lehman Brothers. A number of interest rate swaps, and foreign currency and bond transactions have been terminated. The result constitutes a moderate loss.

In addition, Danske Bank has granted some facilities to subsidiaries of Lehman Brothers. These facilities, which include a US$800m repo transaction, are secured by charges on a diversified portfolio of commercial property and private homes. The collateral provides a nominal excess cover of about 50%.

Danske Bank also has a US$300m repo transaction secured by prime mortgages with an excess cover of 30%. The charges and mortgages cover both facilities. Lehman Brothers Holding has guaranteed these facilities.

Asset values in the American housing market are, however, extremely volatile. At present, after analysing the collateral held, the Danske Bank Group expects that a deficit, if any, will not exceed US$100m.

Contacts:

Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01
Martin Gottlob, Head of Investor Relations, tel. +45 45 14 07 92

This is a translation of a company announcement in the Danish language. In case of discrepancies, the Danish version prevails.

END